

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 4, 2010

<u>Via US Mail and Facsimile: (978) 250-2994</u>

Daniel E. Smith
President and Chief Executive Officer
Sycamore Networks, Inc.
220 Mill Road
Chelmsford, MA 01824

      **Re: Sycamore Networks, Inc.
              Form 10-K for Fiscal Year Ended July 31, 2009
              Filed September 29, 2009
              File No. 000-27273**

Dear Mr. Smith:

      We have completed our review of your Form 10-K and have no further comments at this time.

                       Sincerely,

                       /s/ Larry Spirgel
                       Assistant Director